UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: June 5, 2009
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On June 5, 2009, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Provides Butte Highlands Gold Project Permitting Update." A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated June 5, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy

Date: June 5, 2009
Randal Hardy
Chief Executive Officer, Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated April 30, 2009.

Exhibit 99.1

PRESS RELEASE

Timberline Provides Butte Highlands Gold Project Permitting Update

June 5, 2009 – Coeur d'Alene, Idaho – Timberline Resources Corporation (NYSE Amex: TLR) ("Timberline") today provides a permitting update for its Butte Highlands Gold Project in southwestern Montana.

As recently announced, Timberline filed its Underground Exploration Plan with Montana's Department of Environmental Quality (DEQ) and has received review comments from the MT DEQ on the plan. In general, the review letter indicates that "the proposal and appendices are generally adequate and give detailed information on the many aspects of the project" and outlines the items for further comment by Timberline.

Paul Dircksen, Timberline VP Exploration stated, "Our geologic staff and Klepfer Mining Services, LLC have reviewed the MT DEQ questions and find them well defined and reasonable in nature. We are currently addressing all items and plan to submit our reply promptly next week. There do not appear to be any unexpected impediments to our permitting process, and the project remains on schedule."

The work plan at Butte Highlands is primarily aimed at advancing the deposit toward near-term development and production. If the revised Underground Exploration Plan is acceptable to the MT DEQ, we anticipate approval in approximately 30 days. The plan includes:

- Driving a 6,700-foot decline, providing access for 10 to 15 underground drill stations and doubling as a production ramp.

- 60,000 feet of underground drilling to further define and potentially expand known mineralized zones and to provide material for metallurgical testing.

- Additional surface drilling to test the deposit's western extension discovered last fall in Hole #08-03. (See Timberline's press release dated October 21, 2008 for more information.)

- A 10,000-ton bulk sample to provide material for pre-production ore characterization.

- Additional water monitoring drill holes for further definition of the hydrological character, verifying continuity with last year's single test hole.

Butte Highlands is located 15 miles south of Butte, Montana within a favorable geologic domain that has hosted several multi-million ounce gold deposits including Butte, Golden Sunlight, Montana Tunnels, and Virginia City. The property was extensively drilled by Placer Dome, Battle Mountain, ASARCO, and Orvana Minerals in the 1980s and 1990s, and contains historic mineralization outlined by Orvana (not compliant with NI 43-101 or SEC Guide 7) exceeding 500,000 ounces of gold at a grade of nearly 0.30 ounces of gold per ton (oz/t). Past drilling highlights include gold intercepts of 50 feet of 0.65 oz/t, 31 feet of 1.06 oz/t, and 11.50 feet of 1.99 oz/t.

This press release has been reviewed and approved by Paul Dircksen, a Qualified Person as defined by NI 43-101.

Timberline Resources Corporation has taken the complementary businesses of mining services and mineral exploration and combined them into a unique, forward-thinking investment vehicle that provides investors exposure to both the "picks and shovels" and "blue sky" aspects of the mining industry. Timberline has contract drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company is forming a 50/50 joint-venture with Small Mine Development, LLC at its Butte Highlands Gold Project, which is scheduled for development in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties, including but not limited to the Company's 50/50 joint venture with SMD, the development and production of the Company's Butte Highlands project, and the Company's expected operations in 2009. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-KSB for the year ended September 30, 2008. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Contact Information:
John Swallow, Chairman
Phone: 208.664.4859